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                            UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                              SCHEDULE 13D


               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                        Collins Industries, Inc.
                            (Name of Issuer)

                 Common Stock, par value $.10 per share
                     (Title of Class of Securities)

                               194858106
                             (CUSIP Number)


                             Larry W. Sayre
                        Vice President--Finance
                        Collins Industries, Inc.
                          421 East 30th Avenue
                     Hutchinson, Kansas 67502-2493
                           (316) 663-5551
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          December 15, 1994
        (Date of Event which Requires Filing of this Statement)

    If  the  filing  person  has  previously  filed  a  statement  on
    Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


    Check the following box if a fee is being paid with the statement
    (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note:   Six  copies  of this statement, including  all  exhibits,
    should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 194858106
    _________________________________________________________________
    1)   Name and Social Security Number of Reporting Person
         Donald Lynn Collins   S.S.N.:  ###-##-####
    _________________________________________________________________
    2)   Check the Appropriate Box if            (a)
         a Member of a Group
                                                 (b)

    _______________________________________________________________
    3)   SEC Use Only
    _________________________________________________________________
    4)   Source of Funds
         Not applicable
    _________________________________________________________________
    5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
    _________________________________________________________________
    6)   Citizenship or Place of Organization
         United States of America
    _________________________________________________________________
                   7)   Sole Voting Power
                        381,875
                   __________________________________________________
      Number of    8)   Shared Voting Power
       Shares           64,922
    Beneficially   __________________________________________________
      Owned by     9)   Sole Dispositive Power
        the             381,875
     Reporting     __________________________________________________
    Person with:   10)  Shared Dispositive Power
                        64,922
    _________________________________________________________________
    11)  Aggregate Amount Beneficially Owned
         by the Reporting Person
         446,797
    _________________________________________________________________
    12)  Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares
    ________________________________________________________________
    13)  Percent of Class Represented by Amount in Row (11)
         6.0%
    _________________________________________________________________
    14)  Type of Reporting Person
         IN
    _________________________________________________________________


    Item 1.   Security and Issuer.

               The title of the class of equity securities to which this Schedule relates is common stock, par value $.10 per share (the "Common Stock"), of Collins Industries, Inc., a Missouri corporation (the "Company"). The address of the principal executive offices of the Company is 421 East 30th Avenue, Hutchinson, Kansas 67502-2493.

    Item 2.   Identity and Background.

               (a)-(c) The name and present principal occupation of the individual filing this Schedule is Donald Lynn Collins, President, Chief Operating Officer and Director of the Company. The principal business address of Mr. Collins is 421 East 30th Avenue, Hutchinson, Kansas 67502-2493.

               (d) During the last five years, Mr. Collins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) On November 3, 1994, the Securities and Exchange Commission (the "Commission") instituted public administrative proceedings against the Company, Mr. Collins, and other representatives of the Company, pursuant to Section 21C of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 8A of the Securities Act of 1933 (the "Securities Act") concerning alleged violations of the anti-fraud, reporting and internal controls provisions of the Exchange Act and the Securities Act. Simultaneously with the institution of the proceedings, the Commission accepted an offer of settlement from each respondent in which, without admitting or denying the findings of the Commission, each respondent agreed to the issuance of an order directing the respondent to cease and desist from committing and/or causing violations of certain provisions of the Exchange Act and, as to the Company and Mr. Collins, the Securities Act.

              (f)  Mr. Collins is a United States citizen.

    Item 3.   Source and Amount of Funds or Other Consideration.

               On December 15, 1994, Mr. Collins acquired 21,000 currently exercisable options to purchase shares of Common Stock of the Company pursuant to the Company's Stock Option Plan. On January 20, 1995, Mr. Collins acquired 75,000 shares of Common Stock of the Company to be held in escrow until December 15, 1997 pursuant to the terms of the Escrow Agreement executed between Mr. Collins and the Company. On February 24, 1995, Mr. Collins acquired 9,000 currently exercisable options to purchase shares of Common Stock of the Company pursuant to the Company's Stock Option Plan. As a result of these transactions, Mr. Collins increased his beneficial interest in the Company to 6.0%.

    Item 4.   Purpose of Transaction.

               The primary purpose of the foregoing acquisitions by Mr. Collins is for investment purposes only and with no present intent or agreement to distribute or resell such securities.

               Mr. Collins does not have any current plans or proposals which would relate to or result in any action numerated in Item 4 of Schedule 13D. In Mr. Collins' capacity as an officer and member of the Board of Directors of the Company, it is possible that Mr. Collins may at some future date become involved in a wide range of activities on behalf of the Company.

    Item 5.   Interest in Securities of the Issuer.

               (a) The aggregate number of shares of Common Stock of the Company beneficially owned by Mr. Collins is 446,797, representing 6.0% of the total outstanding number of shares of the class of such securities. Of the 446,797 shares reported, 180,000 shares are deemed beneficially owned pursuant to currently exercisable options and 75,000 shares which are held pursuant to the terms of the Escrow Agreement executed between Mr. Collins and the Company.

              (b)  Number of shares to which Mr. Collins has:

                   (i)  Sole power to vote or to direct the vote:
                             381,875

                   (ii) Shared power to vote or to direct the vote:
                              64,922

                  (iii) Sole power to dispose or to direct the
         disposition of:     381,875

                   (iv) Shared power to dispose or to direct the
         disposition of:     64,922

               (c) On January 27, 1996, Mr. Collins acquired 36,000 options to purchase shares of Common Stock of the Company pursuant to the Company's Stock Option Plan.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the Common Stock to which this statement relates.

              (e)  Not applicable.




    Item 6.   Contracts,     Arrangements,     Understandings      or
              Relationships With Respect to Securities of the Issuer.

              There are no contracts, arrangements, understandings or relationships relating to the items described in Item 6 of
    Schedule 13D.

    Item 7.   Material to Be Filed as Exhibits.

              None.

                               SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



    Date:  February 14, 1996


                                     /s/Donald Lynn Collins
                             Name:   Donald Lynn Collins